June 8, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

    Lulu Cheng

Re:	World Omni Auto Leasing LLC World Omni LT Amendment No. 1 to Registration Statement on Form SF-3 Filed May 25, 2016, File Nos. 333-210865 and 333-210865-01

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of World Omni Auto Leasing LLC and World Omni LT (collectively, the Registrants”) hereby request acceleration of the effective date of the above-referenced registration statement (the "Registration Statement"), to 4:00 p.m., Eastern time on June 10, 2016 or as soon as possible thereafter..

In connection with such request for acceleration, each of the Registrants hereby acknowledge that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrants may not assert staff comments and the declaration of effectiveness of the above-referenced Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Eric M. Gebhard

Eric M. Gebhard

Chief Executive Officer and Treasurer of

World Omni Auto Leasing LLC and Treasurer of Auto Lease Finance LLC,
as Initial Beneficiary of World Omni LT

cc:     Peter J. Sheptak, Esq., World Omni Auto Leasing LLC

  Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP